Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
($ in millions, except ratio)	June 30, 2018	June 30, 2017
Income before income taxes	$1,298	$1,210
Income related to equity method investees	(34)	(23)
	1,264	1,187
Add/(deduct):
Fixed charges	198	179
Interest capitalized	(1)	—
Distributed income of equity method investees	20	16
Earnings available for fixed charges	$1,481	$1,382
Fixed charges:
Interest expensed and capitalized (1)	$161	$143
Estimate of interest within rent expense	37	36
Total fixed charges	$198	$179
Ratio of earnings to fixed charges	7.5	7.7

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12